UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 7, 2013

APPLE REIT SEVEN, INC.
(Exact Name of Registrant as Specified in Its Charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

000-52585	20-2879175
(Commission File Number)	(IRS Employer Identification No.)

814 East Main Street Richmond, Virginia	23219
(Address of Principal Executive Offices)	(Zip Code)

(804) 344-8121
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Apple REIT Seven, Inc. (which is referred to below as “Apple Seven”) is filing this report in accordance with Items 1.01, 8.01 and 9.01 of Form 8-K.

Item 1.01	Entry into a Material Definitive Agreement.

The Agreement and Plan of Merger

On August 7, 2013, Apple Seven, Apple REIT Eight, Inc. (“Apple Eight”), Apple REIT Nine, Inc. (“Apple Nine,” and together with Apple Seven and Apple Eight, the “Companies”), Apple Seven Acquisition Sub, Inc. (“Seven Acquisition Sub”), a wholly-owned subsidiary of Apple Nine, and Apple Eight Acquisition Sub, Inc. (“Eight Acquisition Sub”), a wholly-owned subsidiary of Apple Nine, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Seven Acquisition Sub and Eight Acquisition Sub will merge with and into Apple Seven and Apple Eight, respectively (the “Mergers”), with Apple Seven and Apple Eight surviving the Mergers as wholly-owned subsidiaries of Apple Nine.  The Mergers and the transactions contemplated thereby were unanimously approved by the Board of Directors of each Company based on the unanimous recommendation of its special committee of two non-management directors (each, a “Special Committee”) that considered the transaction.  Seven Acquisition Sub and Eight Acquisition Sub were formed solely for engaging in the Mergers and have not conducted any prior activities.

Pursuant to the terms of the Merger Agreement, at the effective time of the Mergers:

•
Each issued and outstanding Unit (Common Share and related Series A Preferred Share) of Apple Seven will be converted into the right to receive one (the “Apple Seven Exchange Ratio”) Apple Nine Common Share, and each issued and outstanding Unit of Apple Eight will be converted into the right to receive 0.85 (the “Apple Eight Exchange Ratio”) Apple Nine Common Shares.  The current outstanding Apple Nine Common Shares will remain outstanding.

•
Each Apple Seven and Apple Eight option that is outstanding immediately prior to the effective time of the Mergers will be converted into an option to acquire Apple Nine Common Shares, in accordance with the terms of the Merger Agreement, with the number of Units subject to each option and the exercise price of each option adjusted by reference to the Apple Seven Exchange Ratio or Apple Eight Exchange Ratio, as the case may be.

If the transaction is approved, Apple Nine will become self-advised and each Company will terminate its advisory arrangements with its advisors.  In accordance with the conversion formula set forth in the Articles of Incorporation of Apple Nine (the “Apple Nine Articles”), and as contemplated by the Merger Agreement, each outstanding Apple Nine Series B Convertible Preferred Share will be converted into the right to receive 24.17104 Apple Nine Common Shares and all Apple Nine Series A Preferred Shares will terminate at the effective time of the Mergers.  Based on the Apple Seven Unit and Apple Eight Unit consideration and in accordance with the conversion formula set forth in the respective Articles of Incorporation of Apple Seven and Apple Eight, each issued and outstanding Series B Convertible Preferred Share of Apple Seven and Apple Eight will be converted in the Mergers into the right to receive Apple Nine Common Shares equal to 24.17104 multiplied by one or 0.85, as the case may be.

The Merger Agreement contains customary representations and warranties and covenants including, among others, the following:

•
The Companies agreed to prepare and file with the Securities and Exchange Commission (the “SEC”), as soon as practicable, a Registration Statement on Form S-4 with respect to the Apple Nine Common Shares issuable in the Mergers, a portion of which Registration Statement will also serve as the proxy statement with respect to the Apple Nine Amendments (as defined below) and a joint proxy statement with respect to the shareholder meeting of each of the Companies in connection with the Mergers.

•
Each Company is subject to customary “no-shop” restrictions on its ability to initiate, solicit, knowingly encourage or facilitate competing transactions from third parties or provide non-public information and engage in discussions with third parties with respect to competing transactions. However, in certain circumstances each Company may engage in these activities if such Company receives an unsolicited bona fide proposal from a third party and the Special Committee of such Company determines in good faith that such proposal is, or is reasonably likely to lead to, a superior competing transaction, and such Company has obtained a satisfactory confidentiality agreement from such third party.

The Merger Agreement contemplates the following amendments to the Apple Nine Articles and the Bylaws of Apple Nine (the “Apple Nine Bylaws”):

•
The Apple Nine Articles will be amended to increase the number of authorized Apple Nine Common Shares from 400 million to 800 million, to add a provision permitting the Board of Directors or shareholders of Apple Nine to amend the Apple Nine Bylaws in the event the Apple Nine Common Shares are to be listed on a national securities exchange and effective as of the date the Apple Nine Common Shares are first listed on a national securities exchange (the “Listing Date”), and to add restrictions on transfer and ownership of Apple Nine Common Shares to protect Apple Nine’s real estate investment trust (“REIT”) tax status (the “First Apple Nine Articles Amendment”).  The foregoing description of the First Apple Nine Articles Amendment and the amendments contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the form of First Apple Nine Articles Amendment, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

•
In addition, Apple Nine will submit to its shareholders for approval a separate amendment to the Apple Nine Articles to permit the implementation of a 50% reverse stock split of Apple Nine Common Shares in the event the Apple Nine Common Shares are to be listed on a national securities exchange and effective as of the Listing Date (the “Second Apple Nine Articles Amendment,” and together with the First Apple Nine Articles Amendment, the “Apple Nine Articles Amendments”). If shareholder approval of the Second Apple Nine Articles Amendment is obtained, it may, in the discretion of the Board of Directors of Apple Nine, be filed with the State Corporation Commission of the Commonwealth of Virginia within one year after shareholder approval in order to implement the reverse stock split.  The foregoing description of the Second Apple Nine Articles Amendment and the amendments contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Second Apple Nine Articles Amendment, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

•
The Apple Nine Bylaws will be amended to eliminate provisions relating to restrictions on transfer and ownership to protect Apple Nine’s REIT tax status (which are, in effect, being replaced with provisions incorporated into the Apple Nine Articles as described above), to eliminate the provisions reflecting the external advisor arrangement and to enable the Board of Directors of Apple Nine to amend the Apple Nine Bylaws without shareholder approval upon the Listing Date (the “Apple Nine Bylaws Amendment,” and together with the Apple Nine Articles Amendments, the “Apple Nine Amendments”). The foregoing description of the Apple Nine Bylaws Amendment and the amendments contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Apple Nine Bylaws Amendment, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Under the terms of the Merger Agreement, the shareholders of Apple Seven and Apple Eight are entitled to exercise statutory dissenters’ rights of appraisal in connection with the Mergers. In addition, the Merger Agreement provides statutory dissenters’ rights of appraisal to the shareholders of Apple Nine in connection with the First Apple Nine Articles Amendment.

The consummation of the Mergers by the parties to the Merger Agreement is subject to various closing conditions, including, among others:

•
The approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote, in each case voting as a separate voting group, of the holders of at least a majority of (i) the issued and outstanding Apple Seven Common Shares, Apple Seven Series A Preferred Shares and Apple Seven Series B Convertible Preferred Shares, and (ii) the Apple Seven Common Shares and Apple Seven Series A Preferred Shares that are not owned by or voted under the control of any of Apple Seven’s directors.

•
The approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote, in each case voting as a separate voting group, of the holders of at least a majority of (i) the issued and outstanding Apple Eight Common Shares, Apple Eight Series A Preferred Shares and Apple Eight Series B Convertible Preferred Shares, and (ii) the Apple Eight Common Shares and Apple Eight Series A Preferred Shares that are not owned by or voted under the control of any of Apple Eight’s directors.

•	The approval of each of the Apple Nine Amendments by the vote of at least a majority of the Apple Nine Common Shares as required under the Apple Nine Articles and Apple Nine Bylaws, respectively.

•
The approval of the Merger Agreement and the transactions contemplated thereby and each of the Apple Nine Amendments by the affirmative vote, in each case voting as a separate voting group, of the holders of a majority of the Apple Nine Common Shares and Apple Nine Series A Preferred Shares that are not owned by or voted under the control of any of Apple Nine’s directors.

•
The number of Apple Nine Common Shares that would be issuable with respect to dissenting shares not exceeding five percent (5%) of the Apple Nine Common Shares to be issued and outstanding after the effective time of the Mergers assuming there were no dissenting shares.

•	The Registration Statement on Form S-4 being declared effective by the SEC.

•	Each of the Mergers being consummated concurrently.

In addition, the obligations of the parties to consummate the Mergers are subject to certain other customary closing conditions, including, among others, (i) subject to the standards set forth in the Merger Agreement, the accuracy of the parties’ representations and warranties and the performance of covenants and agreements by the parties, (ii) the receipt by the parties of third party consents and approvals, except where the failure to obtain such consents or approvals would not result in a material adverse effect on any of the Companies, (iii) the delivery of opinions from counsel relating to the U.S. federal income tax code treatment of the Mergers and the REIT qualification of each of the Companies, and (iv) the absence of any event, change, effect or circumstance occurring that would constitute a material adverse effect on any of the Companies.

The Merger Agreement contains certain termination rights for each Company, subject to the prior approval of the Special Committee of such Company.  Each Company (each, a “Subject Company”) has agreed to pay each other Company an amount equal to $1.7 million plus the reasonable third party expenses of such other Company if the Merger Agreement is terminated:

•
By the Special Committee of the Subject Company before the required shareholder approvals are obtained, (i) if the Special Committee of the Subject Company makes an Adverse Recommendation Change (as defined in the Merger Agreement) as permitted by the Merger Agreement or (ii) in order for the Subject Company to enter into an agreement with respect to a Superior Competing Transaction (as defined in the Merger Agreement).

•
By any of the other Companies before the required shareholder approvals are obtained, if (i) the Special Committee or the Board of Directors of the Subject Company makes an Adverse Recommendation Change, (ii) the Subject Company enters into an agreement with respect to a Competing Transaction (as defined in the Merger Agreement) (other than a confidentiality agreement as contemplated by the Merger Agreement) or (iii) the Board of Directors of the Subject Company or the Special Committee thereof or any other committee thereof resolves to, or publicly attempts to, do any of the foregoing.

•
By (i) the Subject Company because the Mergers are not consummated by February 28, 2014 (unless such date is extended pursuant to the terms of the Merger Agreement, but in any event no later than April 30, 2014), or (ii) any of the other Companies because the required approvals of the Subject Company’s shareholders are not obtained or the Subject Company willfully or intentionally breaches any of its representations, warranties, covenants or agreements made in the Merger Agreement, and, in each case, (x) a competing proposal is made or proposed to the Subject Company or otherwise publicly announced and not publicly withdrawn prior to termination of the Merger Agreement and (y) within twelve (12) months of the termination of the Merger Agreement the Subject Company consummates, or executes a definitive agreement that is later consummated with respect to, any competing transaction.

The parties to the Merger Agreement intend that each of the Mergers will satisfy applicable requirements to qualify as a tax-free reorganization.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to provide shareholders with information regarding its terms.  It is not intended to provide any other factual or financial information about the Companies or any of their respective affiliates or businesses.  The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.  The representations and warranties have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Shareholders should not rely on the representations, warranties, covenants and agreements contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of any Company, or any of its respective affiliates or businesses.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in any Company’s respective public disclosures.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Companies and their respective affiliates and the transactions contemplated by the Merger Agreement that will be contained in or attached as an annex to the Registration Statement on Form S-4 that the Companies will be filing in connection with the transactions contemplated by the Merger Agreement, as well as in the other filings that any of the Companies make with the SEC.

Voting Agreement

In order to induce the Companies to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, on August 7, 2013, Glade M. Knight (“Mr. Knight”) entered into a voting agreement (the “Voting Agreement”) with the Companies.  Pursuant to the Voting Agreement, Mr. Knight is required (i) to  vote all of his Common Shares, Series A Preferred Shares and Series B Convertible Preferred Shares of the respective Companies, together with any additional securities of the Companies acquired by Mr. Knight after August 7, 2013, (x) in favor of the Merger Agreement and the transactions contemplated thereby, including the Mergers, and (y) against any other competing acquisition proposal and any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, (ii) to convert each Apple Nine Series B Preferred Share held by Mr. Knight into 24.17104 Apple Nine Common Shares effective immediately before the effective time of the Mergers, (iii) to waive, and prevent the execution of, any dissenters’ rights relating to the Mergers that Mr. Knight may have directly or indirectly and (iv) to not sell or transfer any securities of the respective Companies beneficially owned by Mr. Knight or grant any proxies or transfer any voting rights with respect to such securities that would impact the ability to comply with the Voting Agreement, prior to the consummation of the Mergers or termination of the Merger Agreement. Mr. Knight is the record holder and has the power to vote all of the outstanding Series B Convertible Preferred Shares of the respective Companies and 18,955 Apple Seven Units, 10,536 Apple Eight Units and 9,222 Apple Nine Units.

The foregoing description of the Voting Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Conversion Agreements

In order to induce the Companies to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, on August 7, 2013, Apple Nine entered into conversion agreements (each, a “Conversion Agreement”) with each person to whom Mr. Knight has assigned certain benefits associated with certain of his Apple Nine Series B Convertible Preferred Shares.  Pursuant to the Conversion Agreements, each such person has agreed to convert each Apple Nine Series B Convertible Preferred Share held by such person into 24.17104 Apple Nine Common Shares effective immediately before the effective time of the Mergers.

The foregoing description of the Conversion Agreements and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Conversion Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Termination Agreement

Concurrently with the execution of the Merger Agreement, on August 7, 2013, the Companies entered into a termination agreement (the “Termination Agreement”) with Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc. (“A9A”) and Apple Suites Realty Group, Inc., effective immediately before the effective time of the Mergers. Pursuant to the Termination Agreement, the existing advisory agreements and property acquisition/disposition agreements with respect to the Companies will be terminated.  The Termination Agreement does not provide for any separate payments to be made in connection with the termination of the existing advisory agreements and property acquisition/disposition agreements.

The foregoing description of the Termination Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Subcontract Agreement

Concurrently with the execution of the Merger Agreement, on August 7, 2013, Apple Nine entered into a subcontract agreement (the “Subcontract Agreement”) with Apple Ten Advisors, Inc. (“A10A”). Pursuant to the Subcontract Agreement, A10A will subcontract its obligations under the advisory agreement between A10A and Apple REIT Ten, Inc. (“Apple Ten”) to Apple Nine. The Subcontract Agreement provides that, from and after the effective time of the Mergers, Apple Nine will provide to Apple Ten the advisory services contemplated under the A10A advisory agreement and Apple Nine will receive fees and expenses payable under the A10A advisory agreement from Apple Ten.  Apple Ten also signed the Subcontract Agreement to acknowledge the terms of the Subcontract Agreement.

The foregoing description of the Subcontract Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Subcontract Agreement, which is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Assignment and Transfer Agreement

Concurrently with the execution of the Merger Agreement, on August 7, 2013, Apple Nine entered into an assignment and transfer agreement (the “Transfer Agreement”) with A9A and Apple Fund Management, LLC (“AFM”), a subsidiary of A9A. AFM provides employee personnel in connection with the existing advisory agreements for the Companies and Apple Ten. Pursuant to the Transfer Agreement, Apple Nine will acquire all of the membership interests in AFM effective as of immediately following the effective time of the Mergers.  The Transfer Agreement provides that Apple Nine will assume all of the obligations of the predecessor owners under prior transfer agreements involving the transfer of the membership interests in AFM (including Apple Hospitality Two, Inc., Apple Hospitality Five, Inc., Apple REIT Six, Inc. and A9A) and relieve the predecessor owners and the other advisory companies of any liability with respect to AFM.

The foregoing description of the Transfer Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Transfer Agreement, which is filed as Exhibit 99.8 hereto and is incorporated herein by reference.

Additional Information about the Mergers and Where to Find It:

In connection with the proposed Mergers whereby Apple Nine will acquire all of the outstanding shares of each of Apple Seven and Apple Eight, the Companies intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a joint proxy statement/prospectus.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF EACH COMPANY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EACH COMPANY AND THE MERGERS.  The registration statement, the joint proxy statement/prospectus and other materials (when they become available) containing information about the proposed transaction, and any other documents filed by any Company with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by each Company by directing a written request to Apple Seven, Apple Eight or Apple Nine, respectively, at 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations.

Each Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of that Company in connection with the Mergers. Information about the executive officers and directors of each Company and its ownership of securities in that Company is set forth in the proxy statement for that Company’s 2013 Annual Meeting of Shareholders, which (for each of Apple Seven, Apple Eight and Apple Nine) was filed with the SEC on April 9, 2013. Investors and security holders may obtain additional information regarding the direct and indirect interests of any Company and its executive officers and directors in the Mergers by reading the proxy statement/prospectus regarding the Mergers when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely,” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of any Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the ability of any Company to obtain required shareholder or other third-party approvals required to consummate the proposed Mergers; the satisfaction or waiver of other conditions in the Merger Agreement; a material adverse effect on any Company; the outcome of any legal proceedings that may be instituted against any Company and others related to the Merger Agreement; the ability of any Company to implement its operating strategy; any Company’s ability to manage planned growth; the outcome of current and future litigation and regulatory proceedings or inquiries; changes in economic cycles; and competition within the hotel industry. Although each Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by any Company or any other person that the results or conditions described in such statements or the objectives and plans of any Company will be achieved. In addition, each Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in each Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Apple Seven with the SEC on March 6, 2013 and the Annual Reports on Form 10-K filed by Apple Eight and Apple Nine, respectively, with the SEC on March 7, 2013. Any forward-looking statement speaks only as of the date of this report and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Item 8.01.	Other Events.

On August 8, 2013, the Companies issued a joint press release, which is filed as Exhibit 99.9 hereto and is incorporated herein by reference, announcing, among other things, the Companies’ entry into the Merger Agreement.

Item 9.01.	Financial Statements and Exhibits.

d. Exhibits.

2.1
Agreement and Plan of Merger, dated as of August 7, 2013, among Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc., Apple Seven Acquisition Sub, Inc. and Apple REIT Eight Acquisition Sub, Inc. (Apple Seven hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request)

99.1	Form of First Apple Nine Articles Amendment

99.2	Form of Second Apple Nine Articles Amendment

99.3	Form of Apple Nine Bylaws Amendment

99.4	Voting Agreement, dated as of August 7, 2013, among Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and Glade M. Knight

99.5	Form of Conversion Agreement

99.6
Termination Agreement, dated as of August 7, 2013, among Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Suites Realty Group, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

99.7	Subcontract Agreement, dated as of August 7, 2013, between Apple REIT Nine, Inc. and Apple Ten Advisors, Inc.

99.8	Assignment and Transfer Agreement, dated as of August 7, 2013, among Apple Fund Management, LLC, Apple Nine Advisors, Inc. and Apple REIT Nine, Inc.

99.9	Joint Press Release issued August 8, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLE REIT SEVEN, INC.

Date: August 8, 2013	By:	/s/ Glade M. Knight
Glade M. Knight
Chief Executive Officer